SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
GENENTECH, INC.
(Name of Subject Company)
GENENTECH, INC.
(Names of Person Filing Statement)
Common Stock, Par Value $0.02 Per Share
(Title of Class of Securities)
368710406
(CUSIP Number of Class of Securities)
Sean A. Johnston
Genentech, Inc.
1 DNA Way
South San Francisco, California  94080-4990
(650) 225-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person Filing Statement)
Copies To:

Charles M. Nathan John M. Newell Latham & Watkins LLP 885 Third Avenue New York, New York 10022-4834 (212) 906-1200	Larry W. Sonsini Martin W. Korman Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This email was sent by Arthur D. Levinson, Chairman and Chief Executive Officer of Genentech, to all Genentech employees.
“Tonight, Roche announced its intention to commence a cash tender offer to acquire all of the outstanding shares of Genentech for $86.50 per share. They intend to file the tender offer with the Securities and Exchange Commission within approximately the next two weeks. We were informed of Roche’s intentions a few hours before their public announcement.
According to Roche, the new tender offer would replace the original proposal brought by Roche to acquire the outstanding shares of Genentech for $89 per share. The Special Committee will be meeting tomorrow (Friday) to address the matter, and I expect to have further communication with you about this in the near future.”
About Genentech
Founded more than 30 years ago, Genentech is a leading biotechnology company that discovers, develops, manufactures and commercializes medicines to treat patients with significant unmet medical needs. The company has headquarters in South San Francisco, California and is listed on the New York Stock Exchange under the symbol DNA. For additional information about the company, please visit http://www.gene.com.
The tender offer proposed by Roche referred to in this email has not commenced. If and when commenced, Genentech will file with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9. Genentech shareholders are advised to read Genentech’s Solicitation/Recommendation Statement on Schedule 14D-9 if and when it becomes available because it will contain important information. Shareholders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9 (if and when it becomes available), as well as any other documents filed by Genentech in connection with the tender offer by Roche, if and when it is commenced, free of charge at the SEC’s website at www.sec.gov.